UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Park Aerospace Corp.

 (Name of Issuer)

Common Stock

 (Title of Class of Securities)

70014A 104

(CUSIP Number)

Brian E. Shore

c/o Park Aerospace Corp.

1400 Old Country Road, Suite 409

Westbury, NY 11590

(631) 465-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70014A 104

1.	Name of Reporting Person Brian E. Shore

2.	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☒

3.	SEC Use Only

4.	Source of Funds Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares	7.	Sole Voting Power 751,744
Beneficially
Owned by Each	8.	Shared Voting Power 424,896
Reporting
Person With	9.	Sole Dispositive Power 751,744

	10.	Shared Dispositive Power 424,896

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,176,640

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.7%*

14.	Type of Reporting Person IN

____________________________

*

The calculation of the foregoing percentage is based on 20,517,939  shares of Common Stock outstanding as of October 4, 2019  as disclosed in the Issuer's Form 10-Q for the quarterly period ended September 1, 2019. Please see Item 5.

Item 1.    Security and Issuer

This Amendment No. 2 amends the Schedule 13D filed by the reporting person on November 4, 2014, as amended by Amendment No. 1 filed on April 27, 2018, and relates to shares of common stock, par value $.10 per share (the “Common Stock”), of Park Aerospace Corp., a New York corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1400 Old Country Road, Suite 409, Westbury, NY 11590.

Item 2.    Identity and Background

This Amendment No. 2 to Schedule 13D is filed by Brian E. Shore. Mr. Shore’s business address is c/o Park Aerospace Corp., 1400 Old Country Road, Suite 409, Westbury, NY 11590. Mr. Shore is the Chief Executive Officer of the Issuer and the Chairman of the board of directors of the Issuer. Mr. Shore is a United States citizen.

Mr. Shore has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

As previously reported by Mr. Shore in his Schedule 13D/A filed on April 27, 2018, on March 5, 2018, Mr. Shore became co-executor, with his siblings, Peter Shore and Robin Shore, of the estate of the late Cecile Shore, his deceased mother, which held 168,615 shares of Common Stock. As previously reported by Mr. Shore in his Schedule 13D filed on November 4, 2014, on June 26, 2014, Mr. Shore became a co-executor, with his siblings, Peter Shore and Robin Shore, of the estate of the late Jerry Shore, his deceased father, which held 728,599 shares of Common Stock (together with the aforementioned 168,615 shares, the “Estate Shares”). Effective November 5, 2019, the Estate Shares were distributed as follows pursuant to specific bequeaths: an aggregate of 168,615 Estate Shares were distributed, in equal amounts, from the estate of Cecile Shore to three trusts, each for the benefit of Mr. Shore, Peter Shore or Robin Shore, and for each of which Mr. Shore, Peter Shore and Robin Shore serve as trustees (the “Cecile Shore Trust Shares”); an aggregate of 256,281 Estate Shares were distributed, in equal amounts, from the estate of Jerry Shore to three trusts, each for the benefit of Mr. Shore, Peter Shore or Robin Shore, and of which Mr. Shore, Peter Shore and Robin Shore serve as trustees (collectively with the Cecile Shore Trust Shares, the “Trust Shares”); and 157,439 Estate Shares, for each of Mr. Shore and Peter Shore, and 157,440 Estate Shares for Robin Shore, were transferred from the estates to each sibling, individually.  No consideration was paid or is payable by Mr. Shore in connection with the distribution of Estate Shares.

Item 4.    Purpose of Transaction

All shares of Common Stock beneficially owned by Mr. Shore, other than the Trust Shares, were acquired by him for investment purposes or awarded to Mr. Shore by the Issuer as compensation for his service as its Chief Executive Officer, whether directly or by award of securities exercisable for or convertible into Common Stock.

Although Mr. Shore currently has no specific plans or proposals to acquire or dispose of shares of Common Stock or any securities exercisable for or convertible into Common Stock other than in connection with Issuer compensatory awards of Common Stock or securities exercisable for or convertible into Common Stock, at any time and from time to time he may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into shares of Common Stock or dispose of any or all of his Common Stock or its associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of his investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements and/or other investment considerations.

Other than as described above or in connection with (or as may arise in connection with) his duties as the Issuer’s Chief Executive Officer and the Chairman of the Issuer’s board of directors, Mr. Shore has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a), (b) The following disclosure assumes that there are 20,517,939 shares of Common Stock outstanding.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, Mr. Shore may be deemed to beneficially own an aggregate of 1,176,640 shares of Common Stock, representing approximately 5.7% of the Common Stock outstanding, of which he holds sole voting and dispositive power with respect to 751,744 shares of Common Stock (consisting of 581,744 shares owned by Mr. Shore and 170,000 shares issuable to Mr. Shore upon exercise of options that are exercisable as of December 13, 2019 or become exercisable within 60 days thereafter) and of which he holds shared voting and dispositive power with respect to the Trust Shares as a co-trustee.

As disclosed in Item 3 above, Mr. Shore holds shared voting and dispositive power over the Trust Shares with his siblings, Peter Shore and Robin Shore, as co-trustees. Both Peter Shore and Robin Shore are US Citizens. Peter Shore’s address is 31 Harbor Park Drive, Centerport, New York 11721. Robin Shore’s address is 159 Chestnut Street, Suite 300, Cambridge, Massachusetts 02159.

Neither Peter Shore nor Robin Shore has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (c) Mr. Shore has not effected any transactions in Common Stock during the past 60 days except as described herein.

(d) Other than Peter Shore and Robin Shore, the other trustees of the Trust Shares, no person other than Mr. Shore has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of shares of Common Stock described above in this Item 5.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth in Item 5 of this statement and other than relating to or arising in connection with Mr. Shore’s service as the Issuer’s Chief Executive Officer and the Chairman of the board of directors of the Issuer, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Shore and any other person with respect to the securities of the Issuer that are not disclosed herein.

Item 7.    Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2019	/s/ Brian E. Shore Brian E. Shore